UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐	Form 20-F	☒	Form 11-K	☐	Form 10-Q

	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For Period Ended: December 31, 2020

	☐	Transition Report on Form 10-K				SEC FILE NUMBER: 001-11288

	☐	Transition Report on Form 20-F				CUSIP NUMBER: 292765104

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Enerpac Tool Group Corp. 401(k) PLAN
Full title of the plan

N/A
Former Name if Applicable

ENERPAC TOOL GROUP CORP
N86 W12500 WESTBROOK CROSSING
MENOMONEE FALLS, WISCONSIN 53051
Mailing address: P.O. Box 3241, Milwaukee, Wisconsin 53201
Name of Issuer of the Securities Held Pursuant to the Plan and the Address of Principal Executive Office

PART II - RULES 12b025(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Enerpac Tool Group Corp. (the “Registrant”) is unable to file, without unreasonable effort or expense, the Enerpac Tool Group Corp. 401(k) Plan (the “Plan”) Annual Report on Form 11-K (the “Form 11-K”) within the prescribed time period because the Plan switched administrators on April 1, 2021, and has not been able to timely obtain information requested from the previous administrator in order to support the audit of the Plan for the year ended December 31, 2020. The Registrant fully intends to file the Form 11-K within the time frame mandated by Rule 12b-25.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Bryan R. Johnson	262	293-1600
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes  ☒    No  ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes  ☐    No ☒

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Enerpac Tool Group Corp.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2021	By: /s/ BRYAN R. JOHNSON
Name: Bryan R. Johnson Title: VP of Finance and Principal Accounting Officer

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